                  ------------------------------------------------

                          SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON,  D.C. 20549

                   ------------------------------------------------

                                    SCHEDULE 13E-3
                                   (Amendment No. 4)
                                   (Final Amendment)

                           RULE 13E-3 TRANSACTION STATEMENT
          (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)


                                 WEDGESTONE FINANCIAL

                                 (Name of the Issuer)

                                 WEDGESTONE FINANCIAL
                               JCS MANAGEMENT CO., INC.
                                       PFG CORP.
                                 RAB MANAGEMENT CORP.
                                JMS HOLDINGS CO., INC.
                                     STOCKWOOD LLC

                        (Name of Person(s) Filing Statement)

               SHARES OF BENEFICIAL INTEREST, $1.00 PAR VALUE PER SHARE

                            (Title of Class of Securities)

                                     948900 10 5

                        (CUSIP Number of Class of Securities)

                                    David L. Sharp
                                      President
                                 Wedgestone Financial
                         5200 N. Irwindale Avenue, Suite 168
                             Irwindale, California 91706
                                     818-338-3555

  (Name, Address and Telephone Number of Persons Authorized to Receive Notices
               and Communications Behalf of Person(s) Filing Statement)

                                   WITH COPIES TO:

                                   Kevin L. Crudden
                        Robins, Kaplan, Miller & Ciresi L.L.P.
                                  2800 LaSalle Plaza
                                  800 LaSalle Avenue
                             Minneapolis, Minnesota 55402

     This statement is filed in connection with (check the appropriate box):

a. [ ] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. [ ] The filing of a registration statement under the Securities Act of 1933.

c.   [X]  A tender offer.

d.   [ ]  None of the above.

     Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:

          [X]

               Exhibit Index is located on Page 5.

                                     INTRODUCTION

     This Amendment No. 4 to the Rule 13e-3 Transaction Statement on Schedule 13E-3 (this "Amendment") is being filed by Wedgestone Financial, a Massachusetts business trust (the "Company"), in connection with the tender offer by the Company for all the issued and outstanding shares of beneficial interest, $1.00 par value (the "SBI") held by persons or entities that own
SBI (the "Public Shareholders") upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 8, 1998 (the "Offer to Purchase") and the related Letter of Transmittal (which together with the Offer to Purchase constitute the "Offer").

ITEM 10.  INTEREST IN SECURITIES OF THE ISSUER

     Item 10 of the Schedule 13E-3 is hereby amended and supplemented as follows:

     The Offer expired at 5:00 p.m., New York City time, on June 9, 1998. Based on the preliminary count, which has been subsequently finalized, approximately 6,371,982 SBI were tendered pursuant to the Offer. Such SBI (including SBI delivered pursuant to notices of guaranteed delivery) constituted approximately 29% of the outstanding SBI and approximately 77% of the outstanding SBI held by persons other than the Remaining Shareholders.
On June 12, 1998, all SBI validly tendered and not withdrawn prior to the expiration of the Offer were accepted for payment. As a result, the Remaining Shareholders own approximately 91.5% of the outstanding SBI. The Remaining Shareholders hold a sufficient number of SBI to effect a short form merger without a vote or meeting of the Company's shareholders. The Remaining Shareholders completed the merger on July 16, 1998. A press release issued by the Company on June 10, 1998, announcing the expiration of the Offer and the acceptance of validly tendered Shares is attached hereto as Exhibit (d)(8) and is incorporated herein by reference.

ITEM 17.  MATERIAL TO BE FILED AS EXHIBITS.

     Item 17 of the Schedule 13E-3 is hereby amended by adding the following:

          (d)(8)  Press release issued by the Company June 10, 1998.

                                      SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: September 17, 1998


                                   WEDGESTONE FINANCIAL


                                   By:   /s/ David L. Sharp
                                       -------------------------
                                   Name: David L. Sharp
                                   Title: President


                                   JCS MANAGEMENT CO., INC.


                                   By:   /s/ John C. Shaw
                                       -------------------------
                                   Name: John C. Shaw
                                   Title: President


                                   PFG CORP.


                                   By:   /s/ James J. Pinto
                                       -------------------------
                                   Name: James J. Pinto
                                   Title: President


                                   RAB MANAGEMENT CORP.


                                   By:   /s/ Richard A. Bartlett
                                       -------------------------
                                   Name: Richard A. Bartlett
                                   Title: President


                                   JMS HOLDINGS CO., INC.


                                   By:   /s/ Jerry M. Seslowe
                                       -------------------------
                                   Name: Jerry M. Seslowe
                                   Title: President


                                   STOCKWOOD LLC


                                   By:   /s/ John C. Shaw
                                       -------------------------
                                   Name: John C. Shaw
                                   Title: Manager

                                    EXHIBIT INDEX

                                                                         PAGE IN
                                                                      SEQUENTIAL
                                                                       NUMBERING
EXHIBIT NO.                                                               SYSTEM

--------------------------------------------------------------------------------
(d)(8)  Press release issued by the Company on June 10, 1998.